SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                            Design Within Reach, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    250557105
                                 (CUSIP Number)


            Charles Almond, Trustee for the Almond Family 2001 Trust
                                  P.O. Box 2100
                          Mill Valley, California 94941
                                 (415) 388-6053
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 3, 2009
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 250557105

1    NAMES OF REPORTING PERSONS

     Charles M. Almond Trustee for the Almond Family 2001 Trust

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     Corpus of Trust

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER                   1,397,391

8    SHARED VOTING POWER                    N.A.

9    SOLE DISPOSITIVE POWER              1,397,391

10   SHARED DISPOSITIVE POWER               N.A.


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,397,391

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%

14   TYPE OF REPORTING PERSON*

     IN

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

This Amendment No. 1 amends the Schedule 13D filed August 3, 2009 (the "Schedule 13D"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is amended and restated as follows:

         The Reporting Person acquired the Common Shares for investment purposes. On July 30, 2009, the Reporting Person delivered a letter to the Issuer proposing to fund a bridge loan to the Issuer in the amount of $4 million so that the Issuer could meet certain upcoming obligations subject to certain conditions, including (i) the termination by the Issuer of its agreement to issue preferred and common stock to Glenhill Special Opportunities Master Fund LLC ("Glenhill") pursuant to a securities purchase agreement dated as of July 20, 2009, (ii) the agreement by the Issuer to undertake a rights offering of its Common Stock to its existing stockholders, including the Reporting Person, (iii) a reduction in the size of the board of directors of the Issuer to five persons and the appointment to the board of directors of the Issuer of three directors to be designated by the Reporting Person and (iv) the exempting of the Reporting Person and his affiliates from the Issuer's Rights Agreement dated as of May 23, 2006, as amended, Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover plans or regulations applicable to the Issuer. A copy of such letter was attached as Exhibit 1 to the Schedule 13D. On August 3, 2009, the Issuer informed the Reporting Party that it intended to consummate the proposed transaction with Glenhill rather than the alternative transaction proposed by the Reporting Person. On August 5, 2009, the Issuer filed a Current Report on Form 8-K (the "Form 8-K") stating that the Issuer had consummated the Glenhill transaction on August 3, 2009.

         The Reporting Person intends to evaluate his investment in the Issuer on a continuing basis and may

         (a) acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer held by the Reporting Person;

         (b) propose an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) propose a sale or transfer of a material amount of assets of the Issuer or any its subsidiaries;

         (d) propose changes in the board of directors or management of the issuer, including proposals to change the number or term of directors or to fill vacancies on the board;

         (e) propose other material changes in the capitalization of the Issuer;

         (f) propose other material changes in the Issuer's business or corporate structure;

         (g) propose changes in the Issuer's charter or bylaws or other actions which impede the acquisition of control of the issuer by any person;

         (h)      propose a change in the trading markets for the Common Stock;

         (i) propose that the Common Stock become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

         (j)      take or propose actions similar to those enumerated above.

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

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended and restated as follows:

         (a) As of the above date, the Reporting Person beneficially owns, 1,397,391 shares, or 4.7%, of the outstanding Common Stock, based on the 14,489,001 shares of Common Stock outstanding on May 11, 2009 according to Issuer's quarterly report on Form 10-Q for the quarter ended April 4, 2009, plus the 15,400,000 shares of Common Stock issued to Glenhill on August 3, 2009 according to the Form 8-K.

         (b) The Reporting Person holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

         (c) During the sixty days preceding the filing of this statement, the Reporting Party purchased (sold) the following shares of Common Stock in the open market:

     Date                    Number of Shares               Per share price
     ---------               ----------------               ---------------
     6/29/2009               187                            $0.74
     6/30/2009               9,700                          $0.70
     6/30/2009               2,700                          $0.70
     7/1/2009                50,000                         $0.70
     7/1/2009                17,107                         $0.70
     7/2/2009                50,000                         $0.70
     7/2/2009                50,000                         $0.70
     7/2/2009                8,800                          $0.70
     7/2/2009                300                            $0.69
     7/2/2009                200                            $0.70
     7/2/2009                200                            $0.64
     7/2/2009                100                            $0.69
     7/6/2009                2,500                          $0.75
     7/7/2009                257,490                        $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/7/2009                2,500                          $0.60
     7/14/2009               5,000                          $0.28
     7/14/2009               5,000                          $0.28
     7/14/2009               4,794                          $0.28
     7/15/2009               84,260                         $0.28
     7/16/2009               5,000                          $0.29
     7/16/2009               946                            $0.28
     7/17/2009               14,754                         $0.28
     7/17/2009               5,000                          $0.29
     7/20/2009               500                            $0.28
     7/21/2009               57,750                         $0.28
     7/23/2009               4,187                          $0.10
     7/28/2009               (100)                          $0.12
     7/29/2009               460,300                        $0.10


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

         (d)      Not applicable.

         (e) As a result of the issuance by the Issuer of 15,400,000 shares of Common Stock to Glenhill on August 3, 2009, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on August 3, 2009.


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

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 5, 2009

                                       /s/ Charles M. Almond
                                       -----------------------------------------
                                       Name:  Charles M. Almond
                                       Title: Trustee for the Almond Family
                                              2001 Trust


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